WESTERN WIND ENERGY CORP.
632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com
N E W S R E L E A S E
August 29, 2007
Toronto Stock Exchange (Venture) Symbol: "WND"
Issued and Outstanding: 25,969,859

The Company advises that, in connection with the preparation of its 2006 20-F Annual Report for the US Securities and Exchange Commission (the "SEC"), the Company discovered certain deficiencies in its 2006 audited statements. As a result, the Company has filed on SEDAR restated financial statements and Management Discussion and Analysis for the year-ended January 31, 2006. These restatements were issued due to, among other things, an error with respect to recording of stock options in the original statements. In addition, the Company has also filed the corresponding certifications as set out in MI 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings.

As previously announced, the Company has completed filing of its overdue 2006 20F Annual Report with the SEC. The Company is continuing to work with its auditor to complete the financial statements for the year ended January 31, 2007, including the Management Discussion and Analysis for the year then ended, and is hopeful that these will be ready in the near future. When these are complete, the Company hopes that it will be able to file its 2007 20F Annual Report with the SEC some time thereafter.

Western Wind Energy currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 169.4 megawatts from the sale of wind energy electrical generation, to two separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 25-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS
"James A. Henning"
James A. Henning
Chief Financial Officer
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.